UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ADAMIS PHARMACEUTICALS CORPORATION
Name of Issuer

COMMON STOCK, $0.0001 Par Value
(Title of Class of Securities)

15115L 10 3
(CUSIP Number)

Ahmed Shayan Fazlur Rahman
c/o Eses Holdings (FZE)
Sharjah Airport International Free Zone
Executive Suite, P.O. Box 9366
Sharjah, United Arab Emirates
+971-4-363-846
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eses Holdings (FZE)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Sharjah, United Arab Emirates
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 20,000,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 20,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 24.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 15115L 10 3		Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ahmed Shayan Fazlur Rahman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 20,000,000
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 20,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 24.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Company”), beneficially owned by the Reporting Persons (as defined below). The Company's principal executive office is located at: 2658 Del Mar Heights Rd., #555 Del Mar, CA, 92014.

Item 2.	Identity and Background

(a.)  This Schedule 13D is being filed on behalf of (i) Eses Holding (FZE), a limited liability free zone establishment formed in accordance with the laws of Sharjah, United Arab Emirates (“Eses”) and (ii) Ahmed Shayan Fazlur Rahman, a citizen of the United Kingdom (“Mr. Rahman”). Eses is the owner of the Common Stock reported herein.  Mr. Rahman controls Eses, of which he is the sole shareholder, and, accordingly, he may be deemed to beneficially own those shares of Common Stock owned by Eses.  Eses and Mr. Rahman are collectively referred to herein as the “Reporting Persons.”

(b., c. and f.)

(i)  The address of Eses’ principal place of business is Sharjah Airport Free Zone, Executive Suite, P.O. Box 9366, Sharjah, United Arab Emirates. The principal business of Eses is to act as a holding company.   Mr. Rahman is the sole officer and director of Eses.

(ii)  Mr. Rahman is a citizen of the United Kingdom, and his present principal occupation is to act as owner and manager of Eses.  Mr. Rahman’s address is c/o Eses Holdings (FZE), Sharjah Airport Free Zone, Executive Suite, P.O. Box 9366, Sharjah, United Arab Emirates.

(d.)  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e.)  During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Common Stock Purchase Agreement, dated as of November 10, 2010 (the “Stock Purchase Agreement”), by and between the Company and Eses, the Company issued and Eses purchased, on November 10, 2010, twenty million (20,000,000) shares of the Company's Common Stock.  The summary of the Stock Purchase Agreement contained herein does not purport to be complete and is qualified in its entirety by the full text of the Stock Purchase Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.   The consideration paid by Eses for the shares of the Company’s Stock was five million U.S. Dollars (US$5,000,000) in cash which was obtained from its internal working capital and personal funds of Mr. Rahman.

Item 4.	Purpose of the Transaction

The Reporting Persons intend to hold the Common Stock for investment purposes.  Under the Stock Purchase Agreement, Eses is obligated to purchase an additional ten million (10,000,000) shares of the Company’s Common Stock at each of two subsequent closings which will take place after the occurrence of milestones specified in the Stock Purchase Agreement and the satisfaction of customary closing conditions.  The Reporting Persons may also acquire additional shares of the Company’s Common Stock from time to time in open market or in privately negotiated transactions, provided such acquisitions are on terms deemed favorable by the Reporting Persons. Alternatively, the Reporting Persons may, from time to time, sell all or a portion of their shares of Common Stock in open market or in privately negotiated transactions, provided such sales are in compliance with applicable laws and on terms deemed favorable to the Reporting Persons.

The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

Eses is a party to the Stock Purchase Agreement with the Company.  Reference is made to the discussion of the Stock Purchase Agreement in Item 6 below.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own twenty million (20,000,000) shares of Common Stock, or approximately 24.9% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons are held directly by Eses.  The beneficial ownership percentages reported herein are based upon the 60,269,979 shares of Common Stock outstanding as of October 30, 2010, as disclosed by the Company to the Reporting Persons.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 20,000,000 shares of Common Stock.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty (60) days immediately preceding the date hereof.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 10, 2010, the Company and Eses entered into a Stock Purchase Agreement, pursuant to which Eses purchased twenty million (20,000,000) shares of the Company’s Common Stock.  The following represents a summary of the terms of the agreements relating to the November 10, 2010 purchase of the Common Stock that remain in effect.

Closings.  The consummation of the purchase and sale of the Common Stock, pursuant to the Stock Purchase Agreement,  will occur in separate closings.  The initial closing took place on November 10, 2010 and was for the purchase of twenty million (20,000,000) shares at a purchase price of five million U.S. Dollars (US$ 5,000,000).  Eses is expected to purchase a total of twenty million (20,000,000) additional shares at two subsequent closings which will take place after the conditions applicable to each subsequent closing have been satisfied or waived by Eses.  The conditions are set forth in the Stock Purchase Agreement, and include the Company’s achievement of certain specified product milestones.

Information Rights.  During the Governance Period (as defined in Section 5.8 of the Stock Purchase Agreement and further described below), the Company shall be required to deliver certain information and documents to Eses, including but not limited to the following (unless such information is filed with the SEC through EDGAR and is available to the public through the EDGAR system):

(a)	audited financial statements of the Company as soon as practicable, but in any event within 90 days after the end of each fiscal year;

(b)	unaudited financial statements as soon as practicable, but in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company;

(c)
a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of each of the first three quarters of the fiscal year;

(d)
unaudited financial statements and a report summarizing all new information that management reasonably believes is material relating to litigation, regulatory matters, defaults and other events and occurrences with respect to the Company, in each case as soon as practical, but in any event within 30 days following the end of each month;

(e)	a budget and business plan for the next fiscal year as soon as practicable, but in any event not less than thirty (30) days prior to the end of each fiscal year;

(f)	a summary of the status of all products under development as soon as practicable, but in any event within thirty (30) days of the end of each month;

(g)
copies of all reports, opinions, applications or other documentation related to the process of obtaining the approval of the U.S. Food and Drug Administration for any of the Company’s products currently marketed or under development;

(h)	copies of any reports filed by the Company with any relevant securities exchange;

(i)
copies of other documents or other information sent to any person in such person’s capacity as a shareholder of the Company, and notice of any material liabilities incurred by or threatened against, the Company or any affiliate thereof; and

(j)	such other information relating to the financial condition, business, prospects or corporate affairs of the Company which Eses from time to time may reasonably request.

The Governance Period is the period of time between the initial closing until either the Stock Purchase Agreement is terminated or a Governance Event occurs.  A “Governance Event” will be deemed to have occurred upon the occurrence of any of the following events: (i) a majority of the Board of Directors are considered to be “independent” under SEC and Nasdaq or New York Stock Exchange rules and all audit and compensation committee members of the Board are independent; (ii) Eses’ divesture of Common Stock results in it holding fewer than twenty million (20,000,000) shares; or (iii) the sale of all or substantially all of the assets of the Company or a merger, consolidation or similar transaction occurs in which the current shareholders of the Company do not hold the majority of shares immediately after the consummation of the transaction.

Matters Requiring Purchaser Approval.  During the Governance Period, the Company and its subsidiaries may not, without the prior written consent of Eses:

(a)	make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of any other corporation, partnership, or other entity that is not wholly owned by the Company;

(b)	make, or permit any subsidiary to make, any loan or advance to any person, including any employee or director of the Company unless it is in the ordinary course of business;

(c)	guarantee, or permit a subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts arising in the ordinary course of business;

(d)	make any investment inconsistent with any investment policy approved by the Board;

(e)	incur an aggregate indebtedness in excess of US$50,000, other than trade credit incurred in the ordinary course of business;

(f)
enter into or be a party to any transaction with any director, executive officer or employee of the Company or any “associate” of any such person; provided, however, that the Company may, without Eses’ consent, appoint independent directors to the Board and may enter into customary indemnification and other customary arrangements with such directors;

(g)	change the compensation of the executive officers;

(h)	change the principal business of the Company;

(i)	acquire or begin development of any product not currently under development or abandon the development of any product currently under development;

(j)	sell, assign, license, pledge or encumber material technology or intellectual property;

(k)	enter into any corporate strategic relationship involving the payment, contribution, or assignment by or to the Company of money or assets greater than US$50,000.

(l)	amend or otherwise modify the Company’s Certificate of Incorporation or Bylaws, or the equivalent organizational documents of any of its subsidiaries, in any material respect;

(m)
issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or, dispose of (i) any equity interest, (ii) any options, warrants, convertible securities or other rights of any kind to acquire any equity interest, or any type of ownership interest in the Company or any of its subsidiaries or (iii) any material portion of the assets of the Company or any of the Company’s subsidiaries, with the exception of certain transactions or agreements currently in place;

(n)	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any of the securities of the Company, except pursuant to agreements outstanding on the closing date;

(o)
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries or permit the corporate existence of the Company or any of its subsidiaries or any of their rights or franchises or any licenses, permits or authorization under which the Company or any of its subsidiaries operates to be suspended, lapsed or revoked; or

(p)	agree to do any of the foregoing.

Right of First Offer.  Subject to applicable securities laws and Section 9.1 of the Stock Purchase Agreement, during the Governance Period, if the Company proposes to offer or sell any New Securities (as defined in Section 9.1 of the Stock Purchase Agreement and further described below) in a transaction primarily for purposes of financing the operations or business of the Company and its Subsidiaries, the Company shall first offer such New Securities to Eses. “New Securities” are any securities of the Company proposed or intended to be offered, issued or exchanged by the Company during the Governance Period.  New Securities do not include:

(a)	shares issued or sold upon the exercise of currently outstanding options, convertible securities, warrants or other rights or agreements to which the Company is a party;

(b)	shares or options (or similar equity incentives) issued to employees, consultants, officers, directors or vendors of or to the Company;

(c)	shares issued in connection with a bona fide business acquisition of or by the Company;

(d)	shares issued in exchange for the acquisition or in-licensing of intellectual property rights, products or technologies; or

(e)	shares of Common Stock issued or issuable in exchange for other than cash in connection with any other transaction that is not for the primary purpose of financing the Company’s business.

Board Representation.  Eses will have the right to designate a representative, reasonably satisfactory to the Company, to attend all meetings of the Board in a non-voting observer capacity.  The Company must also permit a representative of Eses to visit and inspect the Company’s offices and discuss the Company’s affairs, finances and business with its officers.  This right will terminate if: (i) Eses beneficially owns less than 10% of the outstanding shares of Common Stock; (ii) Eses divests shares resulting in its holding fewer than twenty million (20,000,000) shares of Common Stock; or (iii) all or substantially all of the assets of the Company are sold or a merger, consolidation or similar transaction occurs which causes the shareholders of the Company immediately before the transaction to hold less than a majority of the outstanding shares of the Company (or its parent) immediately after consummation of the transaction.

Registration Rights Agreement.  The Company and Eses have entered into a registration rights agreement, (the “Registration Rights Agreement”), dated as of November 10, 2010.  The Registration Rights Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.  Pursuant to the Registration Rights Agreement, the Company agreed to grant normal and customary piggyback registration rights with respect to the shares of Common Stock purchased pursuant to the Stock Purchase Agreement.

Use of Funds.  The use of the funds received from the sale of stock pursuant to the Stock Purchase Agreement may only be used by the Company for the purposes listed in Exhibit C of the Stock Purchase Agreement.

Except as set forth in the Stock Purchase Agreement and Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith)

2.
Common Stock Purchase Agreement, dated November 10, 2010 (incorporated by reference to Exhibit 10.1 to Adamis Pharmaceuticals Corporation’s Form 8-K, filed with the Securities and Exchange Commission on November 12, 2010).

3.
Registration Rights Agreement, dated November 10, 2010 (incorporated by reference to Exhibit 10.2 to Adamis Pharmaceuticals Corporation’s Form 8-K, filed with the Securities and Exchange Commission on November 12, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2010

ESES HOLDINGS (FZE)

By:	/s/ Ahmed Shayan Fazlur Rahman
Name: Ahmed Shayan Fazlur Rahman
Title: Owner and Director

AHMED SHAYAN FAZLUR RAHMAN

By:	/s/ Ahmed Shayan Fazlur Rahman
Name: Ahmed Shayan Fazlur Rahman